

May 19, 2022

Anshooman Aga
Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

      Re: Harsco Corporation
          Form 10-K for the Year Ended December 31, 2021
          Filed February 24, 2022
          File No. 001-03970

Dear Mr. Aga:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 27

1.   We note in your discussion of results of operations that some of the facts, circumstances, or events cited as contributory to a change are quantified while others are not. For example, in your discussion of factors impacting the Environmental segment's operating income, employee termination cost changes and the impact of Brazil's sales and use tax are quantified, while improved overall steel production and higher contributions from eco-products are not. Please review and revise your entire discussion of results of operations to quantify each factor cited as a reason for variation. Refer to the guidance in Item 303(b)(2)(i).

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services